

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 15, 2010

<u>via U.S. mail and facsimile</u>

Louis A. Winoski, Chief Executive Officer
Techprecision Corporation
1 Bella Drive
Westminster, MA 01473

> **RE:** **Techprecision Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 51378**

Dear Mr. Winoski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> Terence O'Brien
> Accounting Branch Chief